
November 12, 2014

Via E-mail
Richard Davis
Chief Executive Officer
Rich Cigars, Inc.
5100 SW 103rd Street
Ocala, FL 34476

> **Re:** **Rich Cigars, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2014**
> **File No. 333-199452**

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a "shell company."

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please explain the circumstances in which RichKeys Enterprises, LLC acquired shares in your company as well as the reasons for the distribution of such shares. Please also explain why you have not identified RichKeys Enterprises, LLC as an underwriter within

the meaning of Section 2(a)(11) of the Securities Act in connection with the distribution of these shares.

4. We note that RichKeys Enterprises, which Mr. Davis formerly controlled, has not fully paid for the shares in which it subscribed, with $46,676 still due to the company. Please tell us if the shares being distributed include shares for which payment has not yet been made and when such payment is expected.

Cover Page of Registration Statement

5. Please explain the reference in the fee table to a "Plan of Liquidation."

Cover Page of Prospectus

6. The cover page should be limited to one page. Please revise accordingly. In this regard, please eliminate any unnecessary repetition on the cover page. Refer to Item 501(b) of Regulation S-K.

7. Please confirm your understanding that OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering.

The Offering, page 5

8. We note that this section only discloses the 246,080 shares of common stock for resale by selling shareholders. Please also briefly discuss the distribution of 58,080 common shares to the Distributees of RichKeys Enterprises, LLC.

Risk Factors, page 6

9. Please add a risk factor to briefly identify and discuss your officer's outside business activities, and the potential conflicts that exist as a result of these other commitments.

Determination of Offering Price, page 14

10. We note that the $0.10 per share price of the shares you are registering is lower than the price paid for shares in your private placement. As such, please explain why you believe $0.10 per share is a bona fide offering price.

Distribution and Selling Security Holders, page 15

11. The number of shares listed in the tables on pages 15 and 16 for distribution and resale does not reconcile with the number of shares listed on the cover page of the prospectus.

Please revise accordingly. Please also revise the bottom of each table to include a total for the number of shares to be distributed and offered for resale.

Plan of Distribution, page 18

12. We note you have agreed to bear the expenses of the registration of the shares, and that such expenses are estimated to be approximately $30,000. Given that you will not be receiving any proceeds from this offering, please explain how you intend to bear such expenses given that you appear to have no cash available.

Plan of Operations, page 26

13. Please provide greater detail and clarity regarding your business plan for the next twelve months and how you plan to implement it, including when you expect to begin manufacturing and distributing cigars. Please also address any needed funds for implementing the planned business.

Liquidity and Capital Resources, page 29

14. Please disclose your monthly "burn rate" and how long your present capital will last at that rate.

Directors and Officers, page 30

15. Consistent with your disclosure on page F-9, please disclose that Mr. Davis formerly controlled RichKeys Enterprises and disclose his position with such entity and the dates he served in such capacity.

16. Please disclose the approximate number of hours per week Michael Rushing will spend on your business.

Security Ownership of Certain Beneficial Owners and Management, page 34

17. Please reconcile your disclosure here that Michael Rushing owns 50,000 shares, with the disclosure in the compensation table on page 32 indicating that he has received 150,000 shares over the past two fiscal years.

18. Please disclose RichKeys Enterprises, LLC's ownership interest in the table.

Exhibit 5.1

19. Please have counsel provide an opinion that the shares being registered are duly and validly authorized, fully-paid and non-assessable under Florida law rather than Colorado law.

20. Please have counsel confirm that its reference to the Florida Revised Statutes includes all relevant state constitutional and statutory provisions, as well as judicial interpretations.

21. We note the prospectus disclosure that not all of the stock owned by RichKeys Enterprises, LLC has been paid for. As such, please explain the basis for counsel's opinion that all shares being registered are fully paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Michael A. Littman, Esq.